Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
James River Coal Company:

We consent to the incorporation by reference in the registration statement (No. 333-118190) on Form S-1 of James River Coal Company of our report dated March 25, 2005, with respect to the consolidated balance sheets of James River Coal Company and subsidiaries as of December 31, 2004 (Successor Company) and 2003 (Predecessor Company), and the related consolidated statements of operations, changes in shareholders' equity (deficit) and comprehensive income (loss), and cash flows, for the eight months ended December 31, 2004 (Successor Company), the four months ended April 30, 2004 (Predecessor Company) and each of the years in the two-year period ended December 31, 2003 (Predecessor Company), which report appears in the December 31, 2004, annual report on Form 10-K of James River Coal Company. Our report included explanatory paragraphs that state that (1) in connection with the Company's emergence from Chapter 11, all assets and liabilities were restated to their respective fair values as of May 6, 2004 in order to reflect the effects of fresh start accounting and, as a result, the consolidated financial statements of the Successor Company are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable and (2) the Company changed its method of accounting for reclamation liabilities and its method of accounting for redeemable preferred stock in 2003.

/s/ KPMG LLP

Richmond, Virginia
March 29, 2005